

07003626

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24024

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Driehaus Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 East Erie Street
(No. and Street)

Chicago	**Illinois**	**60611**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michelle L. Cahoon **(312) 587-3800**
(Area Code – Telephone No.)

SEC MAIL PROCESSING RECEIVED MAR 2007 WASHINGTON DC 101

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 South Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- × Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michelle L. Cahoon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Driehaus Securities LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.


"OFFICIAL SEAL"
TIFFANY WISOWATY
COMMISSION EXPIRES 08/17/10
NOTARY PUBLIC STATE OF ILLINOIS

Notary Public

Signature

Vice President and Treasurer

This report ** contains (check all applicable boxes):

× (a) Facing Page.
× (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Cash Flows.
(e) Statement of Changes in Shareholders' Equity.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
× (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Independent Registered Public Accounting Firm's report on internal control.
☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Driehaus Securities LLC
(A Delaware Limited Liability Company)

Statement of Financial Condition

Year Ended December 31, 2006

Contents

0702-0808147_condition

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Member of
Driehaus Securities LLC

We have audited the accompanying statement of financial condition of Driehaus Securities LLC (a Delaware Limited Liability Company) (the Company) as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Driehaus Securities LLC at December 31, 2006, in conformity with accounting principles generally accepted in the United States.



Chicago, Illinois
February 26, 2007

DRIEHAUS SECURITIES LLC
(A Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS:	
Cash and cash equivalents	$ 1,296,964
Cash deposited in a special reserve account for the exclusive benefit of customers	319,747
Equity security owned, at market value	338,690
Receivables from and deposits with clearing broker	952,321
Fixed assets (net of accumulated depreciation of $3,008,988)	159,943
Due from affiliate	249,622
Other	563,802
Total assets	$ 3,881,089
LIABILITIES AND MEMBER'S EQUITY:	
LIABILITIES:	
Accounts payable and accrued liabilities	$ 1,534,694
Due to affiliate	909,932
Other	2,303
Total liabilities	2,446,929
MEMBER'S EQUITY	1,434,160
Total liabilities and member's equity	$ 3,881,089

See accompanying notes.

Driehaus Securities LLC
(A Delaware Limited Liability Company)

Notes to Statement of Financial Condition

December 31, 2006

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Driehaus Securities LLC (the Company) is a Delaware Limited Liability Company organized on October 5, 2005. The Company is the surviving entity of a merger on January 1, 2006, with Driehaus Securities Corporation, a Delaware S-Corporation organized on June 22, 1979. The Company is a registered broker-dealer that introduces and clears domestic transactions on a fully-disclosed basis through another broker-dealer. The Company primarily provides brokerage services to its chairman, affiliated entities, and customers of affiliated entities. The customers of affiliated entities are primarily individuals, trusts, and pension plans.

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements.

a. The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

b. Cash equivalents consist of money market funds and short-term, highly liquid investments having a maturity of ninety days or less at the time of purchase.

c. The cash included in the special reserve account is segregated for the exclusive benefit of customers pursuant to Securities and Exchange Commission (the SEC) Rule 15c3-3.

d. The receivables from and deposits with clearing broker are recorded net of fees and applicable transaction costs.

e. Fixed assets include software, equipment, and furniture and fixtures. Fixed assets are recorded at cost and depreciated over the useful lives of the assets.

f. Commissions from securities transactions, net of rebates to customers, are recorded on a trade-date basis.

g. Dividend income is recorded on the ex-dividend date.

h. The financial instruments of the Company are reported on the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values.

i. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

2. INCOME TAXES:

The Company is a single member limited liability company that is disregarded for federal income tax. Therefore, no provision for federal income taxes has been made because the net income of the Company is not taxable as such for federal income tax purposes, but is includable in the income tax return of the sole member.

3. FIXED ASSETS:

The estimated useful lives and carrying amounts of fixed assets as of December 31, 2006, are listed below:

Asset Class	Useful Life	Cost	Accumulated Depreciation	Net Book Value
Software	3 years	$308,316	$(255,230)	$53,086
Equipment	5 years	1,214,363	(1,188,313)	26,050
Furniture and fixtures	7 years	1,646,252	(1,565,445)	80,807
Totals		$3,168,931	$(3,008,988)	$159,943

Effective June 30, 2006, the Company distributed its land, building, and leasehold improvements with a book value of $11,156,477 to its sole member.

4. RELATED PARTIES:

Richard H. Driehaus is the chairman of the Company. The Company introduces and clears domestic transactions through another broker-dealer on behalf of its clients. These clients include several investment limited partnerships for which Driehaus Capital Management (USVI) LLC serves as the general partner. Richard H. Driehaus is the chairman and a member of Driehaus Capital Management (USVI) LLC. Other clients also include the Richard H. Driehaus Foundation, of which Richard H. Driehaus is the president, Driehaus Mutual Funds for which the Company serves as distributor, Driehaus Companies' Profit Sharing Plan and Trust and 401(k) Plan and Trust for which the Company serves as plan sponsor, and Richard H. Driehaus' personal accounts. During the year ended December 31, 2006, approximately 22% of gross commissions were earned for brokerage services provided to the above-mentioned affiliated entities. The remaining commissions are generated from the accounts of clients for which Driehaus Capital Management LLC (DCM) serves as the investment adviser.

Richard H. Driehaus is also the chairman and chief investment officer of Driehaus Capital Management LLC (DCM). DCM and the Company share facilities, employees, and other administrative services. These shared expenses are allocated between the companies based upon their approximate usage. During the year ended December 31, 2006, the Company was allocated shared payroll and employee benefits expenses, office and occupancy expenses, research and pricing service fees, professional fees, retirement plan contribution expenses, travel and entertainment expenses, and other expenses totaling $3,948,384; $494,151; $236,837; $515,620; $262,608; $285,033; and $293,281, respectively. Rental income earned by the Company from DCM and another affiliate of the Company for the year ended December 31, 2006, totaled $409,028. Additional expenses may be paid by the Company and then reimbursed by DCM, or vice versa. These related-party allocations and transactions may result in an intercompany receivable or payable, pending reimbursement. At December 31, 2006, there were net payables due to DCM for these shared expenses totaling $909,932.

Effective June 30, 2006, the Company distributed its land, building, and leasehold improvements to the Company's sole member. RHD Properties LLC (RHDP), of which Richard H. Driehaus is president and sole member and which now indirectly owns and manages the land and building, charged the Company rent totaling $97,825 for use of offices in the building for the six months ended December 31, 2006. The rent is included in office and occupancy expenses on the statement of income. No outstanding rent was payable at December 31, 2006.

The Company maintains a profit-sharing plan and 401(k) plan for all eligible employees, as defined. Discretionary contributions to the profit-sharing plan and matching contributions to the 401(k) plan are funded by the Company. These contributions are payable to the Driehaus Companies' Profit Sharing Plan and Trust and the Driehaus Companies' 401(k) Plan and Trust, respectively. For the year ended December 31, 2006, the contribution expense was $411,428, all of which is payable to December 31, 2006.

5. LEASE COMMITMENTS AND OBLIGATIONS:

The Company is committed under a lease covering certain office facilities and furnishings. This lease expires on June 30, 2011, and contains renewal options. Total lease expense in 2006 was $97,825 and is included in office and occupancy expenses on the statement of income.

Future minimum lease payments required under this operating lease are as follows:

Year		Amount
2007	$	198,585
2008		204,542
2009		210,679
2010		216,999
2011		110,103
	$	940,908

6. SUBORDINATED BORROWINGS:

The Company had, under a cash subordination agreement approved by the National Association of Securities Dealers, Inc., borrowed $5 million from Richard H. Driehaus at an annual interest rate of 4%. The note, which had a maturity date of December 1, 2007, was repaid in full during 2006. The interest expense, none of which remained payable at December 31, 2006, totaled $75,069 for the year ended December 31, 2006.

7. OFF-BALANCE SHEET CREDIT AND CONCENTRATION OF RISK:

Securities transactions of customers are introduced to and cleared through another broker-dealer. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contractual obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring various guidelines to be met. Compliance with these guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2006, there were no amounts to be indemnified to the clearing broker for these customer accounts.

Amounts receivable from and deposits with the clearing broker represent a concentration of credit risk and primarily relate to commissions receivable on securities transactions. The Company does not anticipate nonperformance by its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the clearing broker with which it conducts business.

The Company invests its excess cash with The Northern Trust Company. This excess cash at various times may include commercial paper with maturity of ninety days or less of companies with high credit ratings, money market funds, or overnight repurchase agreements. The Company has not experienced losses related to these investments.

8. NET CAPITAL REQUIREMENT:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to $250,000 or 6 2/3% of aggregate indebtedness, whichever is greater, as these terms are defined. Advances to affiliates and equity or other distributions may be subject to certain restrictions or notification provisions under SEC Rule 15c3-1.

Net capital and aggregate indebtedness change daily. At December 31, 2006, the Company had net capital of $341,634, which was $91,634 in excess of the required net capital of $250,000.

During the Company's current year audit, a material inadequacy was identified and reported by the independent auditors. A copy of such report and comments is currently available for the clients' inspection at the principal office of the SEC in Washington, D.C., and at the regional office of the SEC in Chicago, Illinois. The Company's net capital computation under Rule 15c3-1 at December 31, 2006, did not include an undue concentration charge on an equity security held by the Company. Although at no times did this computational error result in a net capital deficiency, excess net capital was overstated by approximately $50,000 at December 31, 2006, which was material to the computation of the Company's net capital and excess net capital as of that date. Management has implemented procedures to ensure that this oversight does not occur in the future. In addition, on January 24, 2007, the sole member of the Company contributed additional capital of $2 million to the Company.